SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A
(Amendment No. 1)

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996] For the fiscal year ended December 31, 2002

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] For the transition period from to

Commission file number	1-15295

     A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:     TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN

     B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TELEDYNE TECHNOLOGIES INCORPORATED
12333 West Olympic Boulevard
Los Angeles, California 90064-1021

Explanatory Note:
This Amendment No. 1 is filed to correct Footnotes 1 and 3 and Schedule G.

Teledyne Technologies Incorporated 401(k) Plan
Audited Financial Statements and Supplemental Schedules
For the Year Ended December 31, 2002

Report of Independent Auditors

Teledyne Technologies Incorporated
As Plan Administration of the Teledyne Technologies Incorporated 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2002, and nonexempt transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Los Angeles, California
June 24, 2003

Teledyne Technologies Incorporated 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31

	2002	2001

	(In Thousands)
Assets
Investments, at fair value	$119,779	$122,191
Contributions receivable:
Participants	8	60
Company	6	5
Due from broker for investments sold	–	10

Total assets	119,793	122,266
Liabilities
Due to broker for investments purchased	–	48

Net assets available for benefits	$119,793	$122,218

See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year ended December 31, 2002
(In Thousands)

Additions:
Contributions:
Employee	$14,271
Employer	2,825
Rollover	1,692

Total contributions	18,788
Interest and dividend income	1,999
Transfer from other plans	6,498

Total additions	27,285
Deductions:
Distributions to participants	8,290
Net depreciation in fair value of investments	21,400
Administrative and other expenses	20

Total deductions	29,710

Net decrease	(2,425)
Net assets available for benefits:
Beginning of year	122,218

End of year	$119,793

See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements

December 31, 2002

1.     Description of the Plan

General

The Teledyne Technologies Incorporated 401(k) Plan, as amended, (the Plan) is a defined contribution plan available to eligible U.S. domestic employees of Teledyne Technologies Incorporated (Teledyne or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was amended in October 2001 and 2002 to reflect certain provisions of the Economic Growth and Tax Relief Reconciliation Act of 2001. The latter amendment revised the definition of “Disability” and the final Minimum Required Distribution Regulation issued by the Internal Revenue Service. In December 2002, the Plan was also amended to reflect changes to accommodate the acquisition of Monitor Labs Incorporated. For a more complete description of the Plan’s provisions please refer to the Plan document.

Contributions

Participants can defer between 1% and 50% (highly compensated employees between 1% and 15%), subject to Internal Revenue Code limitations, of their eligible wages and contribute them to the Plan. Employees generally become eligible for Company matching contributions following 90 days of service. Qualifying employee contributions are partially matched by the Company up to a maximum of $1,000 annually for each participant.

Participant Accounts

Separate accounts are maintained by the recordkeeper for each participating employee. Asset management fees charged for the administration of all funds are charged against net assets available for benefits of the respective fund. Certain other expenses of administering the Plan are paid by the plan sponsor.

Vesting

Participants are 100% vested in their contributions, Company matching contributions and all earnings thereon.

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements (continued)

1.     Description of the Plan (continued)

Participant Loans

Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can have no more than one loan outstanding at any given time. Interest rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of loan. Loans may be paid in full or in part at any time. Loans are repayable over periods of up to five years (15 years for loans to purchase the participant’s primary residence). Payments are generally made through payroll deductions.

Plan Termination

In the event that the Plan is terminated, or the plan sponsor permanently discontinues making contributions, all amounts credited to the accounts of affected participants will be distributed to participants as defined in the Plan document.

Withdrawals and Distributions

The Plan allows for participants to make withdrawals from the Plan upon reaching age 59 1/2. Additionally, the value of participant’s contributions and the value of all Company matching contributions are payable to participants upon death, disability, retirement or upon termination of employment with the Company. At the participant’s election, payment may be made in cash as a single lump sum or in installments.

Administrative Expenses

The Company pays administrative expenses, which include recordkeeping and trustee fees as well as expenses incurred in administering the Plan. Participants pay loan origination and servicing fees.

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements (continued)

2.     Significant Accounting Policies (continued)

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on an accrual basis.

Valuation of Investments

Mutual funds and common collective trust funds are stated at their unit values established for each fund by the fund manager, at each valuation date, which fluctuate with the value of the assets in each fund. Units of the Teledyne Technologies Incorporated Stock Fund and assets of the Fidelity Brokerage Link Account are valued principally on the basis of the quoted market value. Participant loans are stated at their outstanding balance which approximates fair value.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates.

3.     Investments

Plan participants can invest their contributions and any Company matching contributions in any or all of the investment programs managed by the Plan’s trustee. The Plan’s investments are held by Fidelity Management Trust Company (Fidelity), the trustee. One of the investment options offered through Fidelity is the Fidelity Brokerage Link Account, which enables a participant to invest in individual common stocks, preferred stocks mutual funds corporate bonds, Fidelity funds, and short term investments as stipulated in the Plan document.

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements (continued)

3.     Investments (continued)

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2002 and 2001 (in thousands):

	2002	2001

Fidelity Fund	$36,205	$44,510
Fidelity Growth Company Fund	9,514	12,195
Fidelity Freedom Fund 2020	10,721	12,290
Fidelity Freedom Fund 2030	*	6,686
Fidelity Retirement Money Market Portfolio	19,193	14,452
Fidelity U.S. Bond Index Fund	10,627	6,487

     •     Investment balance represents less than 5% of the Plan’s net assets.

During 2002, the Plan’s investments (including investments purchased, sold, and held during the period) depreciated in fair value as follows (in thousands):

Mutual funds	$(21,030)
Common stock	(370)

$(21,400)

4.     Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated December 23, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan’s qualified status.

5.     Parties-in-Interest

During 2002 and 2001, the Plan invested in mutual funds managed by Fidelity. Trustee and investment fees paid during 2002 were based on customary and reasonable rates for such services.

Teledyne Technologies Incorporated 401(k) Plan

Notes to Financial Statements (continued)

5.     Parties-in-interest (continued)

One of the investment options available to participants is the Teledyne Technologies Incorporated Stock Fund that included 260,486 and 213,120 shares of Teledyne Technologies Incorporated common stock at December 31, 2002 and 2001, respectively.

6.     Subsequent Events

In January 2003, the Plan was amended to reflect the provisions of Section 132(f)(4) of the Code, which provides for inclusion of pre-tax qualified transportation benefits in the determination of a participant’s compensation.

Supplemental Schedules

Teledyne Technologies Incorporated 401(k) Plan

EIN: 25-1843385 Plan: 002

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2002

(In thousands, except for unit/share information)

	Description of Investment
	Including Maturity Date, Rate
Identity of Issue, Borrower,	of Interest, Collateral, Par, or	Current
Lessor, or Similar Party	Maturity Value	Value

Fidelity*	Fidelity Fund	$36,205
Fidelity*	Growth Company Fund	9,514
Fidelity*	Capital and Income Fund	283
Fidelity*	Value Fund	3,596
Fidelity*	Capital Appreciation Fund	390
Fidelity*	Diversified International Fund	3,177
Fidelity*	Mid-Cap Stock Fund	3,952
Fidelity*	Large Cap Stock Fund	866
Fidelity*	Freedom Income Fund	1,076
Fidelity*	Freedom 2000 Fund	297
Fidelity*	Freedom 2010 Fund	4,294
Fidelity*	Freedom 2020 Fund	10,721
Fidelity*	Freedom 2030 Fund	5,920
Fidelity*	Freedom 2040 Fund	285
Fidelity*	Retirement Money Market Portfolio	19,193
Fidelity*	U.S. Bond Index Fund	10,627
Fidelity*	Brokerage Link	1,318
MSI	Small Company Growth Fund	6
STRG ADV	Small Cap Growth Fund	20
VK	Growth & Income A Fund	12
Teledyne Technologies Incorporated*	Common stock, 260,486 shares	4,017
Participant Loans*	With interest rates ranging from 5.75% to 10.5% and maturity dates through 2017	4,010

		$119,779

•     Party-in-interest as defined by ERISA

Teledyne Technologies Incorporated 401(k) Plan

EIN: 25-1843385 Plan: 002

Schedule G, Part III – Schedule of Non-Exempt Transactions

Year ended December 31, 2002

(b)
	Relationship to Plan,	(c)		(i)
(a)	Employer, or Other	Description of	(h)	Current Value of	(j)
Identity of Party Involved	Party-In-Interest	Transactions	Cost of Asset	Asset	Net Gain

Teledyne Technologies Inc.	Employer/Plan Sponsor	Loan to the employer in the form of late remittance of participant deferrals and/or loan repayments for various pay periods ended in December 2002.	$6,997	$6,997	—

Columns (d)—(g) are not applicable.

REQUIRED INFORMATION

ITEM 1      Not Applicable.

ITEM 2      Not Applicable.

ITEM 3      Not Applicable.

ITEM 4      Financial Statements and Exhibits

               (a)       Financial Statements

Financial statements and supplemental schedule prepared in accordance with the financial reporting requirements of ERISA filed hereunder are listed on page 3 hereof in the Contents, in lieu of the requirements of Items 1 to 3 above

               (b)       Exhibits:

23 Consent of Independent Auditors

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: July 31, 2003

TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN

Plan Administrative Committee

By:	/s/ Robyn E. Choi

Member